VeriFone Holdings, Inc.
2099 Gateway Place, Suite 600
San Jose, California 95110

August 7, 2006

Via Facsimile and EDGAR

Securities and Exchange Commission,
100 F Street, N.E.,
Washington, D.C. 20549-9303

Attention:	Barbara C. Jacobs, Assistant Director, Division of Corporation Finance
  Re:
  VeriFone Holdings, Inc.—
  Registration Statement on Form S-4 (File No. 333-134928)

Dear Ms. Jacobs:

        Please be advised that VeriFone Holdings, Inc. (the "Registrant") requested acceleration of the above-referenced Registration Statement on Form S-4 today (the "Registration Statement"). In connection therewith, the Registrant confirms that it is aware of its obligations under the Securities Act. In addition, the Registrant hereby acknowledges that:

  •
  should the Securities and Exchange Commission (the "Commission") or the Staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

  •
  the Registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
VERIFONE HOLDINGS, INC.
By:	/s/ ZWARENSTEIN
	Name:	Barry Zwarenstein
	Title:	Senior Vice President and Chief Financial Officer
cc:
Daniel Lee
(Securities and Exchange Commission)
Scott D. Miller
(Sullivan & Cromwell LLP)